CDS Inc. A subsidiary of The Canadian Depository for Securities Limited		Notice of Record & Meeting Dates	New Change	X
Issuer Name (maximum 30 characters) English I N T I E R A U T O M O T I V E I N C . French not applicable
Address 521 Newpark Boulevard Newmarket, Ontario, Canada L3Y 4X7			Telephone (905) 830-5826 / (905) 898-5200 x7156 or 7038
Contact Name Bruce R. Cluney / Mary Ann Kozlowicz or Lisa Huestis
Transfer Agent	FINS/CUID	Name Computershare Trust Company of Canada	Telephone (416) 263-9483
Address 100 University Avenue, 11th Floor Toronto, Ontario, Canada M5J 2Y1		E-mail Address florence.smith@ computershare.com	Contact Name Florence Smith
Proxy Type X Management Dissenting	Meeting Type X Annual Special General Extraordinary	Material Distribution Type X Form C holders only All holders	Record Date 2004 03 25 yyyy mm dd Meeting Date 2004 05 05 yyyy mm dd Material Mail Date 2004 04 05 yyyy mm dd
Payment for Publication X Payment Enclosed To be invoiced (Transfer Agents only)			CDS INC.'s GST/HST Registration Number 8 9 2 9 7 1 6 3 1 R T CDS INC.'s QST Registration Number 1 0 1 8 7 6 7 2 2 4
1 # of publications at $93.00 per publication Plus 7% GST or 15% HST (Nfld, NS, NB residents only) Subtotal Plus 7.5% QST (Quebec residents only) Total payment enclosed		$ 93.00 $ 6.51 $ $ 99.51 $ $ 99.51	Authorized Signature for Invoicing (Transfer Agents only) Note: Not required for electronic submission.
CUSIP/ISIN Voting Status Security Description 4 6 1 1 5 N - 1 0 - 4 Y Class A Subordinate Voting Shares
Early Search (Determination of Intermediaries) Send Early Search report to: X Transfer Agent Issuer Other (statutory declaration required) Send via: Mail Courier (collect) X CDS Envelope System Fax #:
Proxy Related Material Will be distributed by: X Transfer Agent Issuer Other
Holders of Record Send Holders of Record and Omnibus Proxy to: X Transfer Agent Issuer Other Send via: Mail Courier (collect) X CDS Envelope System

This Notice and Request for services is authorized by:

                                        Transfer Agent           X   Issuer                    Third Party
                                                                                                                          Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

      Secretary                   /s/ Bruce R. Cluney                                                 February 26, 2004
Title                              Signature                                                                           Date